November 20, 2024

Phyllis Newhouse
President
CID Holdco, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

       Re: CID Holdco, Inc.
           Amendment No. 2 to the Registration Statement on Form S-4 Filed November 7, 2024
           File No. 333-282600
Dear Phyllis Newhouse and Edmund Nabrotzky:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2024 letter.

Registration Statement on Form S-4
Risk Factors
"Our dependence on a limited number of joint design manufacturers and suppliers of manufacturing services and critical components ...", page 52

1. We note your risk factor disclosure that your devices are made using an outsourced manufacturing business model that utilizes joint design manufacturers. We also note
 November 20, 2024
Page 2

       your disclosure citing your dependence on a limited number of joint design
       manufacturers to allocate sufficient manufacturing capacity to meet your needs to produce devices or components. In that regard, please expand your disclosure to provide the material terms of each of your agreements with any third parties you
       significantly rely on, including each party   s material rights and
obligations,
       termination provisions and any payment provisions. Also, please file each of the agreements as exhibits in accordance with Item 601 of Regulation S-K. The Business Combination Proposal, page 97

2. We note your disclosure on page 111 related to the waiver of the underwriting fee of
       Citigroup as your underwriter. Please supplementally provide us with any correspondence from Citigroup regarding the resignation, including the letter you
       received from Citigroup dated September 19, 2024.
Amendment No. 2 to the Registration Statement on Form S-4
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statements of Operations, page 145

3. Please revise the titles of the pro forma columns under Scenarios 1 - 4 to identify the information as pro forma income statement information, not pro forma balance sheet information.
4. Please provide a pro forma statement of comprehensive income for the year ended year ended December 31, 2023, pursuant to Rule 11-02(c) of Regulation
S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
SUAC, page 156

5. We note your expanded disclosure on page 163 in response to prior comment 11.
       Please describe commercialization activities and clarify if the cost of such activities is included in capitalization.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
See ID, page 176

6. Please revise the column headers of the tables on pages 177 and 178 to refer to the correct periods or correct as of date.
7. On page 176 you disclose the platform is due for release in the fourth quarter of 2024 however the software capitalization table on page 163 indicates the timing of release of all software currently in development is the first quarter of 2025. Please reconcile these disclosures or advise.
Index to Financial Statements, page F-1

8. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.
 November 20, 2024
Page 3
See ID, Inc. Financial Statements
Software Development Costs, page F-59

9. We note your response to prior comment 15. Please clarify (1) if the software released on July 18, 2024 as indicated in the table on page 163 of the Amendment was release
       1.0 of Gen 1 or something else and (2) what you mean by "previous ones are already closed."

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Gerry Williams
      Krisanne Cunningham